The Dreyfus Corporation
200 Park Avenue
 New York, NY  10166
February 22, 2017
Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C.  20549
Attention:  Keith Gregory
Re:	Request for Selective Review The Dreyfus/Laurel Funds Trust (File Nos. 33-43846; 811-00524)
Ladies and Gentlemen:
On behalf of Dreyfus Equity Income Fund (the "Fund"), a series of the above-referenced registrant (the "Registrant"), we hereby request selective review of Post-Effective Amendment No. 205 to the Registrant's registration statement on Form N-1A (the "Amendment"), filed with the Securities and Exchange Commission pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, on February 7, 2017 (SEC Accession No. 0000899681-17-000067).  The Amendment was filed to add disclosure regarding scheduled sales load variations for shareholders who purchase Class A and/or Class C shares of the Funds through Merrill Lynch (the "ML Scheduled Sales Load Variations").
We are requesting selective review as contemplated by Mutual Fund Fee Structures, IM Guidance Update 2016-06 (December 2016) because the Amendment first reflects a new sales load variation that is expected to be introduced for other funds in the complex.  In connection with our request, please note the following:
(i)	We understand that the staff (the "Staff") of the Securities and Exchange Commission previously has reviewed the ML Scheduled Sales Load Variations.

(ii)
Though there are no prior filings that the Registrant considers similar to, or intends as precedent for, the Amendment, the only material changes from the currently-effective prospectus for the Fund were made in the following sections:

•
Shareholder Guide—Choosing a Share Class—Class A Shares—Sales Charge Reductions and Waivers (in which new front-end sales charge reductions and waivers on Class A shares available through Merrill Lynch are set forth); and

•	Shareholder Guide—Choosing a Share Class—CDSC Waivers (in which new CDSC waivers on Class A and C shares available through Merrill Lynch are set forth).
In addition, the following non-material changes from the currently-effective prospectus and statement of additional information for the Fund were made in the following sections:
•
Shareholder Guide—Choosing a Share Class—Class I Shares (in which disclosure allowing certain employees of The Bank of New York Mellon and their family members, board members of the Dreyfus Family of Funds and board members of The Dreyfus Corporation to invest in Class I shares was added);

•	How to Buy Shares—Information Regarding the Offering of Share Classes (in which additional information regarding eligibility to invest in Class I was added); and
•	Certain other changes to the prospectus and SAI that were previously reviewed by the Staff in a 485(a) filing made to add Class T shares to the Fund.

(iii)	Other than the changes noted above, the Registrant believes there are no other specific areas of the Amendment that warrant particular attention.
Please telephone Lisa Goldstein of Stroock & Stroock & Lavan LLP, outside counsel to the Fund, at 212.806.6658, if you have any questions.
Very truly yours,

/s/ Jeff S. Prusnofsky
Jeff S. Prusnofsky, Vice President and Assistant Secretary of the Registrant